EXHIBIT 23(h)6

SSgA FUNDS

PLAN OF LIQUIDATION AND TERMINATION OF SUB-TRUSTS

This Plan of Liquidation and Termination of Sub-Trusts (the “Plan”) is made by SSgA Funds (the “Trust”), a Massachusetts business trust, with respect to SSgA Tax Free Money Market Fund, SSgA Disciplined Equity Fund, SSgA Directional Core Equity Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (the “Sub-Trusts”), each a separate series of shares of beneficial interest, and each a segregated portfolio of assets, of the Trust. Each Sub-Trust is a series of the Trust, which is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and termination of the Sub-Trusts in conformity with all provisions of Massachusetts law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s First Amended and Restated Master Trust Agreement dated October 13, 1993 (the “Master Trust Agreement”).

WHEREAS, under the terms of the Master Trust Agreement, the Trust’s Board of Trustees (the “Trustees”) may, by vote of a majority of the Trustees then in office, liquidate any Sub-Trusts at any time; and

WHEREAS, at a meeting of the Trust’s Trustees on January 31, 2012, a majority of the Trustees then in office voted approval of this Plan as the method of liquidating and terminating the Sub-Trusts in accordance with applicable provisions of Massachusetts law and the Trust’s Master Trust Agreement, including but not limited to Article IV, Section 4.2(d) of the Master Trust Agreement.

NOW, THEREFORE, the liquidation and termination of the Sub-Trusts shall be carried out in the manner hereinafter set forth.

1.	Effective Date of Plan. This Plan shall become effective with respect to the Sub-Trusts on April 30, 2012 or such later date as an officer of the Trust, on advice of counsel and with notice to Trustees shall determine is appropriate (the “Effective Date”).

2.	Liquidation. On or prior to May 15, 2012, the Sub-Trusts shall be liquidated in accordance with Section 331 of the Code (the “Liquidation”).

3.

Cessation of Business. Upon and after the Effective Date, the Sub-Trusts shall not engage in any business activities, except for the purposes of winding up its business and affairs, and shall distribute the Sub-Trusts’ assets to its shareholders in accordance with the provisions of this Plan; provided, however, that the Sub-

Trusts may continue to carry on its activities as an investment company, as described in its current prospectus, with regard to its existing shareholders and assets, until the final liquidating distribution to its shareholders has been made.

4.	Restriction of Transfer and Redemption of Shares. The proportionate interests of shareholders in the assets of the Sub-Trusts shall be fixed on the basis of their respective shareholdings at the close of business on the Effective Date and no further shares of beneficial interest in the Sub-Trusts will be sold or issued. On such date, the books of the Sub-Trusts shall be closed. Thereafter, unless the books are reopened because the Plan cannot be carried into effect under the laws of the Commonwealth of Massachusetts or otherwise, the shareholders’ respective interests in the Sub-Trusts’ assets shall not be transferable or redeemable.

5.	Liquidation of Assets. As soon as it is reasonable and practicable after the Effective Date, but in no event later than May 15, 2012 or such later date (the “Liquidation Date”) as an officer of the Trust, on advice of counsel and with notice to Trustees, shall determine is appropriate (the period of time between the Effective Date and the Liquidation Date being referred to as the “Liquidation Period”), all portfolio securities of the Sub-Trusts not already converted to cash or cash equivalents shall be converted to cash or cash equivalents.

6.	Liabilities. During the Liquidation Period, the officers of the Trust shall cause the Trust to pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Sub-Trusts from the assets of the Sub-Trusts. If the Sub-Trusts are unable to pay, discharge or otherwise provide for any liabilities of the Sub-Trusts during the Liquidation Period, the Sub-Trusts may (i) retain cash or cash equivalents in an amount that it estimates is necessary to discharge any unpaid liabilities and obligations of the Sub-Trusts on the Sub-Trusts’ books as of the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the Liquidation Date, and (ii) pay such contingent liabilities as the Trustees shall reasonably deem to exist against the assets of the Sub-Trusts on each Sub-Trusts’ books.

7.

Distribution to Shareholders. During the Liquidation Period, the Sub-Trusts’ assets will be distributed ratably among the Sub-Trusts’ shareholders of record in one or more cash payments. The first distribution of the Sub-Trusts’ assets is expected to consist of cash representing substantially all the assets of the Sub-Trusts, less the amount reserved to pay creditors of the Sub-Trusts. Distributions shall be made to shareholders of record on the date of such distribution in accordance with instructions from such shareholder, provided that if a shareholder has not given instructions to the Trust by the time that the proceeds are distributed, the shareholder’s liquidation proceeds shall be distributed by the mailing of a check to such shareholder. If the Trustees are unable to make distributions to all of the Sub-Trusts’ shareholders because of the inability to locate shareholders to whom distributions in cancellation and redemption of Sub-

Trusts shares are payable, the Trustees may create, in the name and on behalf of the Trust, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining assets of the Sub-Trusts in such trust for the benefit of the shareholders. Additionally, if the officers of the Trust reasonably believe that the shareholder qualifies as an individual retirement account under the Code, and if such shareholder has not given instructions to the Trust by the time that the proceeds are distributed, the proceeds payable to such shareholder shall be invested in the SSgA Money Market Fund.

8.	Receipt of Cash or Other Distributions After the Liquidation Date. Following the Liquidation Date, if the Sub-Trusts receives any form of cash or is entitled to any other distributions that it had not recorded on its books on or before the Liquidation Date, such cash or other distribution will be disbursed in the following manner:

a.	An officer of the Fund or his or her designee (each, an Authorized Person) will identify the shareholders of record (each, an “Eligible Shareholder”) based on information received from the Funds transfer agent on the Liquidation Date or such other appropriate date as determined by an officer of the Fund and calculate the pro rata portion of such cash or other distributions (net of all expenses associated with effecting the disposition of such cash or distribution) payable to each such Eligible Shareholder (each a “Pro Rata Portion”).

b.	The Pro Rata Portions will be distributed to each Eligible Shareholder who is eligible to receive an amount greater than $100.00.

c.	After 90 days, any remaining cash not paid to Eligible Shareholders for any reason, including, without limitation, the amount otherwise payable to an Eligible Shareholder that was less than $100.00 and amounts that could not be distributed because the Trust was unable to locate an Eligible Shareholder after reasonable efforts, will be anonymously or in the name of the Trust donated to a charitable organization, that (i) is not affiliated with SSgA Funds Management, Inc., the investment adviser of the Sub-Trusts (“SSgA FM”), and/or any affiliated person of SSgA FM, and (ii) is selected by a majority of Trustees who are not “interested persons” of the Trust within the meaning of the Investment Company Act and (iii) qualifies for tax-exempt status under Section 501(c)(3) of the Code.

9.

Satisfaction of Federal Income and Excise Tax Distribution Requirements. At or immediately prior to the Liquidation Date, the Sub-Trusts shall, if necessary, have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Sub-Trusts all of the Sub-Trusts’ investment company taxable income for taxable years ending at or prior to the Liquidation Date (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Liquidation Date (after reduction for any capital loss carry-forward) and any additional amounts necessary to avoid any excise tax for such periods.

10.	Powers of Trustees. The Trust’s Trustees and, subject to the direction of the Trustees, its officers shall have authority to do or authorize any or all acts as provided for in this Plan and any and all such further acts as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the termination of contracts entered into in connection with the portfolio management of the Sub-Trusts, the execution and filing of all certificates, documents, information returns, tax returns, forms and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws or regulations. The death, resignation or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan. After the completion of the distribution of the Sub-Trusts’ assets and the termination of the Sub-Trusts under the Plan, the Trustees shall be discharged of any and all further liabilities and duties with respect to the Sub-Trusts and its shareholders and/or its creditors, and the right, title and interest of all parties shall be canceled and discharged with respect to the Sub-Trusts.

11.	Expenses. Any and all legal, accounting and other expenses (but not portfolio transaction costs) incurred in connection with the liquidation and termination of the Sub-Trusts will be borne by SSgA FM.

12.	Amendment of Plan. The Trustees shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Sub-Trusts, and the distribution of the Sub-Trusts’ net assets to its shareholders in accordance with the laws of the Commonwealth of Massachusetts, the Investment Company Act, the Code, and the Master Trust Agreement, if the Trustees determine that such action would be advisable and in the best interests of the Sub-Trusts and its shareholders.

13.	Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Trust’s Trustees at any time prior to the Liquidation Date if circumstances should develop that, in the opinion of the Trustees in their sole discretion, make proceeding with this Plan inadvisable for the Sub-Trusts.

14.

Filings. As soon as practicable after the final distribution of the Sub-Trusts’ assets to shareholders, the Trust shall file notice of liquidation and termination of the Sub-Trusts and any other documents as are necessary to effect the liquidation and termination of the Sub-Trusts in accordance with the requirements of the Trust’s Master Trust Agreement, Massachusetts law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange

Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Sub-Trusts is so qualified, as well as the preparation and filing of any tax returns, including, but not limited to the Sub-Trusts’ final income tax returns, Forms 966, 1096 and 1099.

15.	Further Assurances. The Trust shall take such further action, prior to, at, and after the Liquidation Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

16.	Governing Law. This Plan shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts.